February 20, 2007

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Riverbed Technology, Inc.

Filed on Form S-1

Registration No. 333-140544

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between February 15, 2007 and the date hereof 16,482 copies of the Preliminary Prospectus dated February 15, 2007 were distributed as follows: 14,598 to 6 prospective underwriters; 1,703 to 1,703 institutional investors; 0 to 0 prospective dealers; 0 to 0 individuals; 9 to 3 rating agencies and 172 to 10 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00pm on February 22, 2007 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.

DEUTSCHE BANK SECURITIES INC.

CITIGROUP GLOBAL MARKETS INC.

THOMAS WEISEL PARTNERS LLC

As representatives of the

prospective Underwriters

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

On behalf of the prospective Underwriters